VF12-6-02

02054984

COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52696

FV 12/6/02

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING OCTOBER 1, 2001 (MM/DD/YY) AND ENDING SEPTEMBER 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SCHENCK FINANCIAL SOLUTIONS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 EAST WASHINGTON STREET
(No. and Street)

APPLETON	WISCONSIN	54912-1739
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM WANASEK 920-731-8111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KERBER, ECK & BRAECKEL LLP
(Name – *if individual, state last, first, middle name*)

125 SOUTH 84TH STREET - SUITE 100	MILWAUKEE	WISCONSIN	53214
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM WANASEK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SCHENCK FINANCIAL SOLUTIONS LLC, as of SEPTEMBER 30, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT
Pursuant to Rule 17a-5 of the Securities and Exchange Commission

SCHENCK FINANCIAL SOLUTIONS LLC
(Formerly Schenck Financial Services LLC)

September 30, 2002 and 2001

CONTENTS

KERBER, ECK & BRAECKEL LLP
CERTIFIED PUBLIC ACCOUNTANTS
MANAGEMENT CONSULTANTS

125 South 84TH Street, Suite 100
Milwaukee, WI 53214-1498
414-456-1099 Fax 414-456-1098
www.kebcpa.com

Milwaukee, Wisconsin
Belleville, Illinois
Cape Girardeau, Missouri
Carbondale, Illinois
St. Louis, Missouri
Springfield, Illinois

Independent Auditors' Report on the Financial Statements

To the Member of
Schenck Financial Solutions LLC
(Formerly Schenck Financial Services LLC)
Appleton, Wisconsin

We have audited the accompanying statements of financial condition of SCHENCK FINANCIAL SOLUTIONS LLC (formerly Schenck Financial Services LLC) as of September 30, 2002 and 2001, and the related statements of operations and member's equity and cash flows for the years then ended that you file pursuant to rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Schenck Financial Solutions LLC (formerly Schenck Financial Services LLC) as of September 30, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Kerber, Eck & Braeckel LLP

Milwaukee, Wisconsin
October 21, 2002

SCHENCK FINANCIAL SOLUTIONS LLC
(Formerly Schenck Financial Services LLC)

STATEMENTS OF FINANCIAL CONDITION

September 30, 2002 and 2001

ASSETS

	2002	2001
ASSETS		
Cash	$ 20,079	$ 39,216
Commissions receivable	3,148	65
Total assets	$ 23,227	$ 39,281

LIABILITIES AND MEMBER'S EQUITY

	2002	2001
LIABILITIES		
Accounts payable	$ 78	$ 433
Total liabilities	78	433
Member's equity	23,149	38,848
Total liabilities and member's equity	$ 23,227	$ 39,281

The accompanying notes are an integral part of these financial statements.

SCHENCK FINANCIAL SOLUTIONS LLC
(Formerly Schenck Financial Services LLC)

STATEMENTS OF OPERATIONS AND MEMBER'S EQUITY

For the Years Ended September 30,

	2002	2001
Revenue		
Commissions	$ 209,953	$ 68,027
Interest income	294	693
Total revenue	210,247	68,720
Expenses		
Professional fees	4,230	6,968
License fees	1,354	2,135
Other operating expenses	362	376
Total expenses	5,946	9,479
Net income	204,301	59,241
Member's equity - beginning of year	38,848	14,607
Less: distributions	220,000	35,000
Member's equity - end of year	$ 23,149	$ 38,848

The accompanying notes are an integral part of these financial statements.

SCHENCK FINANCIAL SOLUTIONS LLC
(Formerly Schenck Financial Services LLC)

STATEMENTS OF CASH FLOWS

For the Years Ended September 30,

	2002	2001
Cash flows from operating activities		
Net income	$ 204,301	$ 59,241
Adjustments to reconcile net income to net cash provided by operating activities		
Increase (decrease) from changes in		
Commissions receivable	(3,083)	(65)
Accounts payable	(355)	(410)
Cash provided by operating activities	200,863	58,766
Cash flows from financing activities		
Distributions	(220,000)	(35,000)
Cash (used) for financing activities	(220,000)	(35,000)
Net (decrease) increase in cash	(19,137)	23,766
Cash - beginning of year	39,216	15,450
Cash - end of year	$ 20,079	$ 39,216

The accompanying notes are an integral part of these financial statements.

SCHENCK FINANCIAL SOLUTIONS LLC
(Formerly Schenck Financial Services LLC)

NOTES TO FINANCIAL STATEMENTS

September 30, 2002 and 2001

NOTE A - DESCRIPTION OF ORGANIZATION AND SUMMARY OF ACCOUNTING POLICIES

1. Nature of Business

Schenck Financial Solutions LLC (Company) was formed under the laws of the State of Wisconsin on March 30, 2000, for the purpose of investment management. To date the revenues of the Company have consisted of commissions received in connection with the sale of life insurance, long-term care insurance, annuities, mutual funds and interest income.

In October 2001, the Company changed its name from Schenck Financial Services LLC to Schenck Financial Solutions LLC.

2. Income Taxes

The Company is treated as a disregarded entity for federal income tax purposes. Consequently, federal income taxes are not payable by, nor provided for by the Company. Schenck SC (Member) is taxed on the Company's earnings.

3. Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

4. Cash and Cash equivalents

The Company maintains cash balances at a commercial bank. These balances may at times exceed the federally insured limit of $100,000. The Company has not experienced any losses in such accounts, and believes it is not exposed to any significant credit risk on cash.

For purposes of the Statements of Cash Flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

NOTE A - DESCRIPTION OF ORGANIZATION AND SUMMARY OF ACCOUNTING POLICIES - CONTINUED

5. Administrative Costs and Support Services

Schenck SC, the sole member, has agreed to provide the Company with all appropriate administrative and support services and benefits. No fees have been charged for these services. Schenck SC has agreed to inform all creditors that all expenses for Schenck Financial Solutions LLC should be billed directly to Schenck SC. Therefore, these expenses are not reflected in the accompanying financial statements. The aforementioned agreement has been approved by NASD, a provider of financial regulatory services.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company had net capital, net capital requirements, and net capital ratios of the following at September 30, 2002 and 2001:

	2002	2001
Net capital	$ 20,001	$ 38,848
Net capital requirements	5,000	5,000
Net capital ratios	.01 to 1	.01 to 1

NOTE C - EXEMPTION FROM DETERMINATION OF RESERVE REQUIREMENT - RULE 15C3-3

For the periods ended September 30, 2002 and 2001 based on section (K)(1) of the Rule 15c3-3, the Company was exempt from the Rule 15c3-3, under the Securities Exchange Act of 1934 which requires that a broker-dealer shall at all times maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers". No schedule for the computation of the amount that should be on deposit in the "Reserve Bank Account" under Rule 15c3-3(e) is presented due to this exemption.

KERBER, ECK & BRAECKEL LLP
CERTIFIED PUBLIC ACCOUNTANTS
MANAGEMENT CONSULTANTS

125 South 84TH Street, Suite 100
Milwaukee, WI 53214-1498
414-456-1099 Fax 414-456-1098
www.kebcpa.com

Milwaukee, Wisconsin
Belleville, Illinois
Cape Girardeau, Missouri
Carbondale, Illinois
St. Louis, Missouri
Springfield, Illinois

Independent Auditors' Report on the Supplementary Information

To the Member of
Schenck Financial Solutions LLC
(Formerly Schenck Financial Services LLC)
Appleton, Wisconsin

We have audited the accompanying financial statements of Schenck Financial Solutions LLC (formerly Schenck Financial Services LLC) as of and for the years ended September 30, 2002 and 2001, and have issued our report thereon dated October 21, 2002. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kerber, Eck + Braeckel LLP

Milwaukee, Wisconsin
October 21, 2002

SCHENCK FINANCIAL SOLUTIONS LLC

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1

For the Years Ended September 30,

	2002	2001
Net capital		
Member's equity	$ 23,149	$ 38,848
Less: non-allowable assets	3,148	-
Net Capital	20,001	38,848
Minimum required net capital	5,000	5,000
Excess net capital	$ 15,001	$ 33,848
Aggregate indebtedness		
Payables		
Accounts payable	$ 78	$ 433
Total aggregate indebtedness	$ 78	$ 433
Minimum net capital required, based on aggregate indebtedness	$ 5	$ 29
Ratio of aggregate indebtedness to net capital	.01 to 1	.01 to 1

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

There are no material differences between the above computation of net capital and the corresponding computation prepared by Schenck Financial Solutions LLC as included in the Company's unaudited Part IIA Focus Report filing. However, the Focus Report does not reflect the offset of non-allowable assets of $3,148 for the net capital and aggregate indebtedness calculations as shown above.

KERBER, ECK & BRAECKEL LLP
CERTIFIED PUBLIC ACCOUNTANTS
MANAGEMENT CONSULTANTS

125 South 84TH Street, Suite 100
Milwaukee, WI 53214-1498
414-456-1099 Fax 414-456-1098
www.kebcpa.com

Milwaukee, Wisconsin
Belleville, Illinois
Cape Girardeau, Missouri
Carbondale, Illinois
St. Louis, Missouri
Springfield, Illinois

Independent Auditors' Report on Internal Control

To the Member of
Schenck Financial Solutions LLC
(Formerly Schenck Financial Services LLC)
Appleton, Wisconsin

In planning and performing our audits of the financial statements of SCHENCK FINANCIAL SOLUTIONS LLC (formerly Schenck Financial Services LLC) for the years ended September 30, 2002 and 2001, we considered its internal control, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements made by management are required to assess the expected benefits and related costs of controls and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures referred to above are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study we believe that the Company's practices and procedures were adequate at September 30, 2002 and 2001 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kesler, Eck & Braeckel LLP

Milwaukee, Wisconsin
October 21, 2002